UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Response to Inquiry relating to Press Reports

On October 4, 2022, KB Financial Group Inc. (“KB Financial Group”) received an official inquiry from the Korea Exchange on press reports regarding potential plans by Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, to invest additional funds in PT Bank KB Bukopin TBK. of Indonesia (“Bank KB Bukopin”). In response, KB Financial Group disclosed that, while Kookmin Bank is currently reviewing various measures to accelerate Bank KB Bukopin’s business normalization, including additional capital injection, no specific decision has been made in connection with the above as of the date of such inquiry.

KB Financial Group plans to make further disclosures in the event any decision is made regarding the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 4, 2022	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer